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0-28950



02033080

P.E 5-1-02


RECEIVED
MAY 09 2002
155

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

40 Aluf David Street, Ramat Gan 52232 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.

1042757.3

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Press Release dated May 8, 2002.

Item 1

Wednesday May 8, 8:30 am Eastern Time

Press Release

SOURCE: Mer Telemanagement Solutions Ltd.

MTS Hits Break-Even Mark in First Quarter

Launched Disaster Recovery Product FaciliTRAK

RAMAT GAN, Israel, May 8 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - news), a leader in the enterprise communications management market, today reported that it virtually broke even in the first quarter.

First quarter revenues were $2.6 million versus $3.0 million for the same quarter last year and $2.6 million for the fourth quarter 2001. The Company's wholly owned U.S. subsidiary, MTS IntegraTRAK, accounted for over 60 percent of its revenues.

Quarterly gross profit was $2.0 million compared with $2.3 million for first quarter 2001. The first quarter operating loss was $67,000, down from $686,000 in the comparable quarter in 2001. Total operating expenses dropped to $2.1 million from $3.0 million for the first quarter of 2001.

The 2002 first quarter net loss came to only $9,000 and a zero loss per share, compared with a net loss of $1.3 million or ($0.27) per share for the first quarter in 2001.

MTS president and chief executive officer, Shai Levanon said of the results: "I am pleased with our first quarter results in a market that is still challenging. First quarter 2002 is a demonstration of what we have been saying all along, that MTS is on the road to profitability. As the world economy continues to improve, we expect to see even better results in future quarters.

"Our competitive position was notably enhanced with the introduction of the TABS.IT version 7 to the U.S. market in early January. In March we introduced another new product, FaciliTRAK, an enhanced facility management product for managing the physical layers of entire voice and data communications systems."

Mr. Levanon said that FaciliTRAK will begin producing revenues during the second quarter, and will give MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhance employee productivity.

During the quarter MTS restructured and expanded its sales force, increasing the Company's emphasis on sales and the growth of its product portfolio.

MTS's general manager of Israel operations and chief financial officer, Mr. Yossi Brikman, said: "The Company worked hard to improve the operating results from an operating loss of $686,000 for the first quarter 2001 to an operating loss of $67,000 for the first quarter 2002. We ended the quarter with $9.737 million in cash and cash equivalents including marketable securities. Our current cash and cash equivalents position gives the Company the flexibility to grow and to improve its competitive position still further."

Mr. Brikman said MTS' quarterly financial income was affected by the reduction in global interest rates and currency fluctuations."

MTS management will conduct a teleconference today at 11:00 a.m. US Eastern Daylight Time. To participate please dial (719) 457-2629 about 5 minutes prior to start.

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS's product FaciliTRAK is a comprehensive software system that greatly simplifies the day-to-day task of maintaining and managing the physical layer details for any network. FaciliTRAK gives MTS's customers cable management and disaster recovery, tools to reduce costs, provide better service and enhances employee productivity. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with market leaders such as Siemens, Ericsson, Philips, Lucent EMEA, Alcatel, etc.

MTS IntegraTRAK, Inc., the North American subsidiary of MTS -- MER Telemanagement Solutions, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com.

- (Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United Securities and Exchange Commission filings.)

MER TELEMANAGEMENT SOLUTIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	March 31, 2002	March 31, 2001	December 31, 2001
	Unaudited		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	$6,965	$5,321	$5,987
Short-term bank deposit	--	1,891	1,942
Marketable securities	2,772	3,046	2,098
Trade receivables (net of allowance for doubtful accounts of $616, $600 and $837 at March 31, 2002, 2001 and December 31, 2001)	1,285	1,450	1,254
Other accounts receivable and prepaid expenses	945	1,312	870
Inventories	276	456	322
Total current assets	12,243	13,476	12,473
LONG- TERM INVESTMENTS:			
Investments in affiliate	1,024	967	1,092
Long-term loans, net of current maturities	64	189	97
Severance pay fund	590	684	651
Other investments	369	473	389
Total long-term investments	2,047	2,313	2,229
PROPERTY AND EQUIPMENT, NET	782	1,125	816
OTHER ASSETS:			
Capitalized software development costs, net	--	62	--
Goodwill, net	2,025	164	153
Other intangible assets, net	477	2,735	2,345
Deferred income taxes	83	121	79
Total other assets	2,585	3,082	2,577
Total assets	$17,657	$19,996	$18,095

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands (except share data)

	March 31, 2002	March 31, 2001	December 31, 2001
	Unaudited		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Current maturities of long-term loans	$45	$78	$58
Trade payables	569	550	499
Accrued expenses and other liabilities	1,753	2,154	1,859
Deferred revenues	794	1,092	997
Total current liabilities	3,161	3,874	3,413
LONG-TERM LIABILITIES:			
Long-term loans net of current maturities	9	74	13
Accrued severance pay	749	849	813
Total long-term liabilities	758	923	826
SHAREHOLDERS' EQUITY:			
Share capital -- Authorized: 12,000,000 Ordinary shares of NIS 0.01 par value; Issued: 4,882,748 Ordinary shares at March 31, 2002, March 31, 2001 and December 31, 2001; Outstanding: 4,772,248 Ordinary shares at March 31, 2002, 4,841,196 at March 31, 2001, and 4,816,831 at December 31, 2001	15	15	15
Additional paid-in capital	12,846	12,846	12,846
Treasury shares	(203)	(135)	(158)
Accumulated other comprehensive loss	(474)	(309)	(410)
Retained earnings	1,554	2,782	1,563
Total shareholders' equity	13,738	15,199	13,856
Total liabilities and shareholders' equity	$17,657	$19,996	$18,095

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. Dollars in thousands

	Three months ended March 31, 2002	Three months ended March 31, 2001	Year ended December 31, 2001
	Unaudited	Unaudited	
Revenues:			
Product sales	$2,038	$2,352	$7,843
Services	543	631	2,882
Total revenues	2,581	2,983	10,725
Cost of revenues:			
Product sales	431	484	1,909
Services	138	192	643
Total cost of sales	569	676	2,552
Gross profit	2,012	2,307	8,173
Operating expenses:			
Research and development, net	605	1,241	3,562
Selling and marketing, net	1,014	1,295	4,911
General and administrative	460	457	1,943
Total operating expenses	2,079	2,993	10,416
Operating loss	67	686	2,243
Financial income (expenses), net	3	(12)	138
Other income (expenses), net	17	(741)	(654)
Loss before income taxes	47	1,439	2,759
Taxes on income (tax benefit)	--	(59)	16
	47	1,380	2,775
Equity in earnings of affiliate, net of tax	38	45	221
Net loss	$9	$1,335	$2,554
Loss per share:			
Basic and diluted net loss per share	$--	$(0.27)	$(0.53)
Weighted average number of shares used in computing basic and diluted net loss per share	4,795	4,826	4,826

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: -- GENERAL

MER Telemanagement Solutions Ltd. ("the Company" or "MTS") was incorporated on December 27, 1995. The Company designs, develops, markets and supports a comprehensive line of telecommunication management solutions that enable business organizations and other enterprises to more effectively manage their communication resources. The Company's products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol or IP data and video and packaged computer software of tracking telephone calls and costs and also provides consulting and maintenance support for its services.

These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

MTS markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors, PTTs (post, telephone and telegraph authorities) and its direct sales force. Several international PBX manufacturers market the Company's products as part of their PBX selling efforts or on an original equipment manufacturer ("OEM") basis.

NOTE 2: -- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2001, are applied consistently in these financial statements.

NOTE 3: -- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

NOTE 4: -- MATERIAL EVENTS

The tax authorities in Israel issued to the Company a demand for a payment of tax, for the period of 1997-1999, in the amount of approximately NIS (New Israeli shekel) 5,800 thousand.

The Company, based on the opinion of its tax counsel, believes that it has good defenses against the demand of the tax authorities, and that the outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations. Therefore, no provision was provided.

The Company has appealed to the Israeli district court in respect of the abovementioned tax demand.

NOTE 5: -- CHANGE IN ACCOUNTING FOR GOODWILL AND CERTAIN OTHER INTANGIBLES

Effective January 1, 2002, the Company adopted the full provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets apart from goodwill. The Company evaluated its goodwill and intangibles acquired prior to June 30, 2001 using the criteria of SFAS No. 141, which resulted in $1872 of other intangibles (comprised of assembled workforce and distributors relationship intangibles) being subsumed into goodwill at January 1, 2002. SFAS No. 142 requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually. The Company evaluated its intangible assets and determined that all such assets have determinable lives.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by June 30, 2002, screens for impairment; while the second phase (if necessary), required to be completed by December 31, 2002, measures the impairment. The Company completed its first phase impairment analysis during the current quarter and found no instances of impairment of its recorded goodwill; accordingly, the second testing phase, absent future indicators of impairment, is not necessary during 2002.

In accordance with SFAS No. 142, the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure as if the change had been retroactively applied to the prior year period is as follows (in thousands, except per share amounts):

	Three months ended March 31,	
	2002	2001
	Unaudited	
Net loss		
Reported net loss	$(9)	$(1,355)
Goodwill amortization (1)	--	99
Adjusted net loss	$(9)	$(1,256)
Basic and diluted net loss per share:		
Reported net loss per share	$--	$(0.27)
Goodwill amortization (1)	--	0.02
Adjusted basic and diluted net loss per share	$--	$(0.25)

(1) Includes $94, or $0.02 per share, related to amortization of other intangibles that are classified as goodwill effective January 1, 2002.

NOTE 5: -- CHANGE IN ACCOUNTING FOR GOODWILL AND CERTAIN OTHER INTANGIBLES (Cont.)

For the three months ended March 31, 2002 no goodwill or other intangibles were impaired or disposed. Other intangibles consisted of the following (in thousands):

	March 31, 2002 Unaudited		
	Gross carrying amount	Accumulated amortization	Other intangibles, net
Developed technology	$710	$(272)	$438
Facility management	40	(1)	39
Other intangibles	$750	$(273)	$477

	December 31, 2001		
	Gross carrying amount	Accumulated amortization	Other intangibles, net
Developed technology	$710	$(237)	$473
Facility management	--	--	--
Other intangibles	$710	$(237)	$473

SOURCE: Mer Telemanagement Solutions Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER Telemanagement Solutions Ltd.
(Registrant)

By: /s/ Shai Levanon
Shai Levanon, President and Chief Executive Officer

Date: May 8, 2002